May 9, 2024

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FB Bancorp, Inc. Registration Statement on Form S-1 (Registration Number 333-277630) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join FB Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m. EDT on May 13, 2024, or as soon thereafter as may be practicable.

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

Allan D. Jean

Director, Investment Banking

500 W Madison Suite 450, Chicago, IL 60661 | 312 521  1000 | info@performancetrust.com | www.performancetrust.com